FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending July 2009

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x Form 40-F

 --

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes No x
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Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

The Administrators of the GlaxoSmithKline Annual Investment Plan notified the Company and the under mentioned persons on 20 July
 2009 of an increase in their interests in Ordinary shares, purchased at a price of £
11.18
 per share on
15 July
 2009, following the re-investment of the dividend paid to shareholders on
9 July
 2009:-

Mr A P Witty	132
Dr M M Slaoui	293
Mr M Dunoyer	141
Dr D Pulman	217
Ms C Thomas	55

This
notification relates to transactions
notified in accordance with

Disclosure
and Transparency Rule
3.1.4R(1)(a)
.

S M Bicknell
Company Secretary

20 July
2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: July 20, 2009

By: VICTORIA WHYTE

------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc